November 19, 2024

Zhang Jian
Chief Executive Officer
Rectitude Holdings Ltd.
35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627

       Re: Rectitude Holdings Ltd.
           Registration Statement on Form F-1
           Filed November 12, 2024
           File No. 333-283146
Dear Zhang Jian:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing